January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andrew Blume

Martin James

Re:	Callaway Golf Company

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 2, 2020

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Filed November 9, 2020

File No. 001-10962

Dear Sirs:

This letter is in response to the comment letter, dated December 21, 2020, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filings for Callaway Golf Company (“Callaway” or the “Company”). Set forth below are the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary of Results of Operations, page 38

1.

We note that your presentation of non-GAAP net income and diluted EPS on pages 41 and 46 includes adjustments for “acquisition and transition expenses” or “acquisition and other non-recurring expenses.” We further note that the Adjusted EBITDA presentation within your Form 8-K earnings release filed on November 9, 2020 similarly includes an adjustment for “acquisitions and other non-recurring costs.” Please provide us with the nature of all significant expenses included in these adjustments. Considering they appear to recur in multiple periods, also tell us how you determined they qualify to be described as “non-recurring” and do not represent normal, recurring cash expenses necessary to operate your business. See Questions 100.01 and 102.03 and of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We respectfully acknowledge the Staff’s comment. The Company has excluded certain non-cash and other non-recurring items in its disclosure of non-GAAP net income and diluted EPS in its Form 10-K for the fiscal year ended December 31, 2019 as well as from its disclosure of Adjusted EBITDAS within its Form 8-K filed on November 9, 2020 to help investors evaluate period-over-period comparisons and in forecasting the Company’s business going forward.

For the period ended December 31, 2019, the Company excluded certain “Acquisition and Transition Expenses” from its non-GAAP net income and diluted EPS which primarily consisted of $4.7 million of transaction costs associated with the acquisition of Jack Wolfskin, including banker’s fees, legal fees, consulting and travel expenses, $5.5 million of costs associated with transitioning and reporting on the Jack

Wolfskin business, including consulting, audit fees for SEC reporting requirements and valuation services associated with preparing Jack Wolfskin’s opening balance sheet, $1.5 million of consulting fees to address an activist investor and $3.9 million of foreign exchange losses primarily related to the remeasurement of a foreign currency contract established to mitigate the risk of foreign currency fluctuations on the purchase price of Jack Wolfskin which was denominated in Euros. All of the foregoing were offset by the tax impact of $4.1 million.

For the period ended December 31, 2018, the Company excluded certain “Acquisition and Other Non-recurring Expenses” from its non-GAAP net income and diluted EPS which primarily consisted of $3.7 million of transaction costs associated with the acquisition of Jack Wolfskin completed in January 2019, including banker’s fees, legal fees, and consulting and travel expenses. These fees were more than offset by a net gain of $4.4 million recognized from the re-measurement of the foreign currency forward contract on the purchase price of Jack Wolfskin. All of the foregoing were offset by the tax impact of $0.2 million.

Adjusted EBITDAS presented within the Company’s earnings release filed on Form 8-K on November 9, 2020 includes an adjustment for “acquisitions and other non-recurring costs,” which consists of $5.3 million of costs associated with the Company’s transition to its new North America Distribution Center, $0.9 million of costs associated the implementation of new IT systems for Jack Wolfskin, as well as $4.8 million of severance related to the Company’s cost reduction initiatives in response to the COVID-19 pandemic.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the items described above as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business.

Additionally, management believes excluding these items from its non-GAAP results gives a more accurate picture of how the business will perform in future periods as these expenses are not expected to occur in future periods, which is consistent with the definition of non-recurring charges as defined in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

2.	Please revise future filings to clearly disclose the nature of expenses included within each of the material expense line items on your statements of operations.

Response: We respectfully acknowledge the Staff’s comment. In future filings, the Company will clearly disclose the nature of expenses included within each of the material expense line items on its statements of operations.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Note 6. Financing Arrangements

Convertible Senior Notes, page 23

3.

We note that you amortize the debt discount and debt issuance costs associated with the liability component of your 2.75% Convertible Senior Notes over the “remaining term.” Please tell us how your amortization policy complies with the guidance in ASC 470-20-35-13 requiring amortization of such items over the expected life of a similar liability that does not have an associated equity component.

Response: We respectfully acknowledge the Staff’s comment. The debt discount and debt issuance costs associated with our 2.75% Convertible Senior Notes (the “Convertible Notes”) are required to be amortized over the remaining term using the effective interest rate method in accordance with the following paragraphs of ASC 470-20:

35-12 The excess of the principal amount of a liability component recognized in accordance with paragraph 470-20-25-23 over its carrying amount shall be amortized to interest cost using the interest method as described in paragraphs 835-30-35-2 through 35-4.

35-13 For purposes of applying the interest method to a convertible debt instrument within the scope of the Cash Conversion Subsections, debt discounts and debt issuance costs shall be amortized over the expected life of a similar liability that does not have an associated equity component (considering the effects of embedded features other than the conversion option).

35-14 If, under Subtopic 820-10, an issuer uses a valuation technique consistent with an income approach to measure the fair value of the liability component at initial recognition, the issuer shall consider the periods of cash flows used in the fair value measurement when determining the appropriate discount amortization period.

The cash conversion guidance requires the amortization period for the debt discount to match the expected life of a similar nonconvertible instrument, considering the potential effect only of substantive embedded features other than the conversion option.

To determine the expected life of similar nonconvertible debt, for both initial and subsequent measurement of the liability component, the Company considered all of the features of the Convertible Notes that are substantive other than the conversion feature. A feature is not considered substantive if it is probable that the feature will not be exercised. Apart from the conversion feature, the Convertible Notes contain contingent interest and contingent redemption features. The contingent interest feature does not have an impact on the expected life of the Convertible Notes. Management determined that the contingent redemption features are not probable of being exercised because (i) the Event of Default and Fundamental Change (each as defined in the indenture governing the Convertible Notes) events are deemed remote and (ii) the Company’s call option upon a market price condition is only exercisable on or after May 6, 2023 and if that contingency is met. Therefore, the Company determined that the expected term of a similar nonconvertible debt would be the actual maturity date of the Convertible Notes.

4.

We note that for purposes of calculating diluted earnings per share you appear to presume cash settlement of the principal amount of your Convertible Senior Notes upon conversion and utilize the treasury stock method. Explain in sufficient detail how you determined it was not appropriate to presume share settlement and apply the if-converted method and how you determined use of the treasury stock method was appropriate. See ASC 260-10-45-45 through -47, ASC 260-10-45-40 through -41, and ASC 260-10-55-36A.

Response: We respectfully acknowledge the Staff’s comment. The Company has the option to settle the Convertible Notes though cash settlement, physical settlement or combination settlement (an “Instrument X”). ASC 260-10-55-32 through 55-36A provides that when the entity has the choice of and control of the settlement method, physical settlement should be presumed for earnings per share (“EPS”) purposes as this would be the more dilutive method. Therefore, the if-converted method described in ASC 260-10-45-40 through -42 is presumed to be the appropriate treatment.

However, ASC 260-10-45-46 states that this presumption could be overcome if there is past practice or stated policy that provides a reasonable basis to believe that it is probable that the contract will be partially or wholly settled in cash. If such presumption is overcome, the principal amount will be assumed to be settled in cash and therefore have no impact to diluted EPS, and the conversion premium will be assumed to be settled in shares using the method described under ASC 260-10-55-32 through 55-36A, similar to how EPS would be considered for an instrument where conversion requires settlement in cash of the principal value (commonly known as “Instrument C”).

The Company considered the following factors to determine whether a “stated policy” has substance and an analysis of each of the factors:

Factors to consider	Analysis
Settlement alternatives as a selling point – The Company examined the extent to which the flexibility associated with the ability to share settle factored into senior management’s decision to approve the issuance of the instrument rather than an instrument that only allowed for cash settlement.	Management elected to issue an Instrument X (as opposed to an Instrument C) to gain flexibility. However, there was no substantial cost incurred by the Company to issue an Instrument X as it is believed that most participants price an Instrument X and Instrument C in a similar fashion.

Intent and Ability – The Company considered the extent to which it has the positive intent and ability to cash settle the face value and interest components of the instrument upon conversion or redemption. Both current and projected liquidity were considered in determining whether positive intent and ability exists.	The Company does intend to utilize the option to settle the principal amount of the Convertible Notes in cash. The Company had $286.7 million of cash and cash equivalents and $324.9 million of inventories on its September 30, 2020 consolidated balance sheet. Management believes that its existing cash along with its expected future cash flows should provide the Company the liquidity and access to capital markets necessary to cash settle the principal value of the Convertible Notes upon conversion or redemption. The Company also has current access to borrowings or can refinance the instrument if needed.

Disclosure Commensurate with Intent – The disclosures included in the Company’s current period financial statements as well as those included in the instrument’s offering documents acknowledge and support the Company’s positive intent and ability to adhere to its “stated policy.”

The Company does not have a previously stated policy documented as this is the first Instrument X the Company has issued. Management notes that the Company previously issued convertible debt in 2012 which, however, was an Instrument B (that is, upon conversion, the entire obligation should be satisfied in shares).

Nonetheless, in conjunction with this issuance, the Company disclosed its intent in the Offering Memorandum for the Convertible Notes to effect a combination settlement where the principal amount of the Convertible Notes would be settled in cash.

Past Practice – The Company considered whether it has previously share settled contracts that provided a choice of settlement alternatives.	The Company does not have past practice as the Convertible Notes are the first Instrument X the Company has issued.

Based on our analysis of the above factors, we believe the Company has a stated policy in substance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary to the Results of Operations and Financial Condition, page 42

5.

We note that you derive revenues through various channels, including wholesale, retail, and e-commerce operations. Your disclosures throughout your results of operations discussions indicate that the e-commerce channel had a positive impact on your sales and gross margins during the three and nine month periods ended September 30, 2020. In future filings, to the extent results and trends are not materially consistent across all sales channels, please quantify in dollars and/or percentage change the impact each channel had and is expected to have on your consolidated and operating segment sales and gross margins.

Response: We respectfully acknowledge the Staff’s comment. In future filings, to the extent results and trends are not materially consistent across all sales channels, the Company will quantify in dollars and/or percentage change the impact each channel had and is expected to have on its consolidated and operating segment sales and gross margins to the extent material to the discussion of the financial results.

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Please contact the undersigned at (760) 930-5891 or Sarah Kim, Vice President, General Counsel & Corporate Secretary, at (760) 804-4368 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas

Jennifer Thomas
Chief Accounting Officer